SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

                CAPITAL BANCORP, INC.
(Name of Issuer)

                Common Stock, par value $0.01 per share
(Title of Class of Securities)

                        139737100
(CUSIP Number)

                     December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 139737100	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Randall J. Levitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 257,417
	6	SHARED VOTING POWER 735,556
	7	SOLE DISPOSITIVE POWER 257,417
	8	SHARED DISPOSITIVE POWER 735,556
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,973
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.11%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 139737100	13G	Page 3 of 6 Pages

Item 1. Security and Issuer.

(a)    Name of Issuer:
    Capital Bancorp, Inc.

(b)    Address of Issuer’s Principal Executive Offices:
    2275 Research Boulevard, Suite 600, Rockville, MD 20850

Item 2. Identity and Background.

(a)    Name of Person Filing
Randall J. Levitt

(b)    Address of Principal Business Office or, if none, Residence:
2275 Research Boulevard, Suite 600
Rockville, MD 20850

(c)    Citizenship
Mr. Levitt is an individual residing in the State of Maryland.

(d)    Title and Class of Securities
    Common stock, par value $0.01 per share

(e)    CUSIP Number
    139737100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 139737100	13G	Page 4 of 6 Pages

Item 4. Ownership

(a)    Amount beneficially owned:                    992,973(1)
(b)    Percent of class:                         7.11%(2)
(c)    Number of shares as to which such person has:
    (i)    Sole power to vote or direct the vote:            257,417
    (ii)    Shared power to vote or direct the vote:            735,556
    (iii)    Sole power to dispose or to direct the disposition of:    257,417
    (iv)    Shared power to dispose or to direct the disposition of:    735,556

(1) The amount reported includes:

(a)21,529 shares of common stock, par value $0.01 per share (“Common Stock”) directly held by the reporting person over which the reporting person has sole voting and dispositive power;

(b) 228,294 shares of Common Stock held by the Randall James Levitt Revocable Trust (“RJRT”) over which the reporting person has sole voting and dispositive power;

(c) 392,000 shares of Common Stock held by BTC Trust Company of South Dakota (“BTC”), FBO the Richard S. Levitt Fifth Trust whose business affairs are managed by Nellis Corporation (“Nellis”), a company that employs the reporting person and at which he serves as President. The reporting person shares voting and dispositive power of these shares.

(d) 30,000 shares of Common Stock held by BTC, FBO Adam J. Tross 2012 B Trust, a trust that benefits one of Mr.Levitt’s nephews and whose business affairs are managed by Nellis. The reporting person shares voting and dispositive power of these shares.

(e) 30,000 shares of Common Stock held by BTC, FBO Brian Z. Tross 2012 B Trust, a trust that benefits one of Mr.Levitt’s nephews and whose business affairs are managed by Nellis. The reporting person shares voting and dispositive power of these shares.

(f) 15,000 shares of Common Stock held by the RJL Investment Company, LLC (“RJLIC”), which is owned by BTC in its capacity as the trustee of the Randall James Levitt 1968 B Trust. The manager of the RJLIC is Precious Legacy, LLC, which is owned by RJRT. The reporting person shares voting and dispositive power of these shares;

(g) 114,500 shares of Common Stock held by Montrose Lending Group, LLC, a company that is (i) owned by (y) NC Associates Corporation (“NC”), a company 50 percent owned by RJRT, and (z) BTC, FBO the RSL Family 2011 Dynasty Trust and the JSL Family 2011 Dynasty Trust whose business affairs, respectively, are managed by Nellis and (ii) managed by NC. The reporting person shares voting and dispositive power of these shares;

(h) 154,056 shares of Common Stock held by Maud Associates, LLC, a company that is 50 percent owned by a trust that benefits one of the reporting person’s daughters and for which the reporting person acts as sole trustee. The reporting person shares voting and dispositive power of these shares.

(i) 7,594 shares of Common Stock underlying options that are currently exercisable or are exercisable within 60 days of December 31, 2021 over which the reporting person is deemed to have sole voting and dispositive power.

(2) All shares of Common Stock beneficially owned by the reporting person represent 7.11% of the outstanding Common Stock of the Issuer based on 13,962,334 shares outstanding as of December 31, 2021.

Does not include 139,800 shares the reporting person disclaims, except to the extent of his pecuniary interest, including (a) 16,800 shares owned by Needle Leaf Associates, LLC, a company owned by one of Mr. Levitt’s daughters and her husband; (b) 15,000 shares held by MAL Investment Company, LLC, which is owned by BTC, in its capacity as trustee of Mark Alan Levitt 1966 B Trust; (c) 13,500 shares held by Beth L. Tross Revocable Trust, a trust that benefits Mr. Levitt’s sister; (d) 73,500 shares held by MAL Revocable Trust, a trust that benefits one of Mr. Levitt’s brothers; (e) 20,000 shares held by BTC, FBO Beth L. Tross Legacy Trust, a trust that benefits Mr. Levitt’s sister and the descendants of Mr. Levitt’s brother-in-law; and (f) 1,000 shares held by Nathan R. Tross IRA, an account that benefits Mr. Levitt’s brother-in-law.

Excludes 9,981 shares of Common Stock underlying options that are subject to vesting.

CUSIP No. 139737100	13G	Page 5 of 6 Pages

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification

Not Applicable.

CUSIP No. 139737100	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

/s/ Randall J. Levitt Randall J. Levitt

[Signature Page to Schedule 13G]